FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Release: March 11, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: March 31, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

GETTY COPPER INC.

March 11, 2004

News Release

GETTY COPPER TO RETAIN ENDEAVOUR FINANCIAL LTD.

Getty Copper Inc., (TSX-Venture-GTC), “Getty”, is pleased to announce that it has retained Endeavour Financial Ltd. to provide strategic direction and corporate development advice.

Endeavour Financial Ltd. has provided financial advisory services to the mining and minerals industries for fifteen years and has structured and arranged numerous corporate financings, corporate mergers and acquisitions, mine acquisitions and divestitures.  They are a private, independent, investment-banking firm with an exclusive mining industry focus, innovative transaction skills and diverse professional backgrounds.  With professional staff operating from offices in Vancouver, B.C., Canada, George Town, Cayman Islands, and London, England, they are one of the largest investment banking teams dedicated exclusively to the international mining industry.

Getty Copper Inc. is a base metals exploration and mining development company whose main asset is the company’s approximately 210 square kilometers of property adjacent to the Highland Valley Copper Mine in British Columbia, Canada.  Getty plans to develop the Getty North and Getty South deposits and by way of an agreement with Highland Valley Copper, majority owned by Teck-Cominco Ltd. and affiliates, the exploration ground within the Highland Valley, controlled by Getty, will be explored by Highland Valley Copper as disclosed in Getty’s news release dated December 19, 2003.

On behalf of the Board of Directors

For further information: (604) 682-2205

Email: Getty@telus.net

www.gettycopper.com

Cautionary note to U.S. investors:  This news release may contain information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the S.E.C.’s mining guidelines strictly prohibit information of this type in documents filed with the S.E.C.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.  This news release may contain forward-looking statements including; but not limited to comments regarding the timing and content of upcoming work programs; geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.  The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of this release.

Suite 550 – 999 W. Hastings		1000 Austin Ave.,
Vancouver, B.C.,		Coquitlam, B.C.,
Canada V6C 2W2		Canada V3K 3P1
Tel: (604) 682-2205		Tel: (604) 931-3231
Fax: (604) 682-2235		Fax: (604) 931-2814
www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net